UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

SKULLCANDY, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

83083J104

(CUSIP Number)

Michael R. Cahill

7371 Prairie Falcon Rd., #120

Las Vegas, NV 89128

Richard P. Alden

69 White Pine Canyon Road

Park City, UT 84060

Copy to:

Robert G. O’Connor

J. Randall Lewis

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83083J104
1.	Name of Reporting Person: MICHAEL R. CAHILL
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. CITIZEN
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 3,639,886(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,639,886(1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 3,639,886(1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 12.7%(2)
14.	Type of Reporting Person IN

(1)	Represents shares held by Ptarmagin, LLC (“Ptarmagin”). Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The members of Ptarmagin are The FTPIL Trust (the “FTPIL Trust”) and The 9990 Trust (the “9990 Trust”). Richard P. Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. The beneficiaries of the 9990 Trust include Richard P. Alden’s children. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 28,627,192 shares of common stock reported as outstanding as of April 30, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2016.

CUSIP No. 83083J104
1.	Name of Reporting Person: PTARMAGIN, LLC
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UTAH
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,639,886(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,639,886 (1)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 3,639,886(1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 12.7%(2)
14.	Type of Reporting Person OO (LIMITED LIABILITY COMPANY)

(1)	Represents shares held by Ptarmagin. Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The members of Ptarmagin are the FTPIL Trust and the 9990 Trust. Richard P. Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. The beneficiaries of the 9990 Trust include Richard P. Alden’s children. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 28,627,192 shares of common stock reported as outstanding as of April 30, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the SEC on May 9, 2016.

CUSIP No. 83083J104
1.	Name of Reporting Person: THE FTPIL TRUST
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NEVADA
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,819,943(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,819,943(1)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 1,819,943(1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 6.4%(2)
14.	Type of Reporting Person OO (IRREVOCABLE TRUST)

(1)	Represents shares held by Ptarmagin. Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The members of Ptarmagin are the FTPIL Trust and the 9990 Trust. Richard P. Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. The beneficiaries of the 9990 Trust include Richard P. Alden’s children. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 28,627,192 shares of common stock reported as outstanding as of April 30, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the SEC on May 9, 2016.

CUSIP No. 83083J104
1.	Name of Reporting Person: THE 9990 TRUST
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NEVADA
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,819,943(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,819,943(1)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 1,819,943(1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 6.4%(2)
14.	Type of Reporting Person OO (IRREVOCABLE TRUST)

(1)	Represents shares held by Ptarmagin. Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The members of Ptarmagin are the FTPIL Trust and the 9990 Trust. Richard P. Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. The beneficiaries of the 9990 Trust include Richard P. Alden’s children. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 28,627,192 shares of common stock reported as outstanding as of April 30, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the SEC on May 9, 2016.

CUSIP No. 83083J104
1.	Name of Reporting Person: Richard P. Alden
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 784,324(1)
	8.	Shared Voting Power: 0(2)
	9.	Sole Dispositive Power: 784,324(1)
	10.	Shared Dispositive Power: 0(2)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 784,324(2)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 2.7%(3)
14.	Type of Reporting Person IN

(1)	Represents shares held by Richard P. Alden in his personal capacity.
(2)	Richard P. Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. The beneficiaries of the 9990 Trust include Richard P. Alden’s children. Mr. Alden may be deemed to indirectly beneficially own the shares held by the FTPIL Trust and the 9990 Trust, but disclaims any beneficial ownership of such shares.
(3)	Based on 28,627,192 shares of common stock reported as outstanding as of April 30, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the SEC on May 9, 2016.

Explanatory Note

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed on February 24, 2012, as amended March 21, 2014, October 30, 2015, December 11, 2015, February 16, 2016, and April 7, 2016 (the “Schedule 13D”), by the Reporting Persons relating to the common stock, par value $0.0001 per share (“Common Stock”), of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

Item 2. Identity and Background

This Schedule 13D is filed jointly on behalf of Michael R. Cahill, an individual, Ptarmagin, LLC, a limited liability company organized under the laws of the state of Utah (“Ptarmagin”), The FTPIL Trust, an irrevocable trust organized under the laws of the State of Nevada (the “FTPIL Trust”), The 9990 Trust, an irrevocable trust organized under the laws of the State of Nevada (the “9990 Trust”), and Richard P. Alden (together with Michael R. Cahill, Ptarmagin, the FTPIL Trust and the 9990 Trust, the “Reporting Persons”).

The sole member of Ptarmagin was previously the Alden Irrevocable Trust, an irrevocable trust organized under the laws of the State of Nevada (the “Alden Trust”). On January 7, 2016, the assets of the Alden Trust were divided equally between the FTPIL Trust and the 9990 Trust, which are each irrevocable trusts organized under the laws of the State of Nevada. Mr. Cahill is the trustee of the Alden Trust, the FTPIL Trust and the 9990 Trust.

The address of the principal business office of Michael R. Cahill is 7371 Prairie Falcon Rd., #120, Las Vegas, NV 89128. Mr. Cahill is a United States citizen. Mr. Cahill is an estate planning attorney practicing law as a solo practitioner in the state of Nevada.

Ptarmagin is a non-operating holding company that directly holds 3,639,886 of the securities reported herein. The members of Ptarmagin are the FTPIL Trust and the 9990 Trust. Richard P. Alden, a director of the Issuer, previously formed the Alden Trust for the benefit of his spouse and children. Pursuant to the terms of the Alden Trust, the assets of the Alden Trust were divided equally between the FTPIL Trust and the 9990 Trust. The address of the principal business office of Ptarmagin, the FTPIL Trust and the 9990 Trust is 7371 Prairie Falcon Rd., #120, Las Vegas, NV 89128.

Mr. Alden directly holds 784,324 of the securities reported herein. Mr. Alden’s address is 69 White Pine Canyon Road, Park City, Utah 84060. Mr. Alden is a United States citizen and a member of the Board of Directors of the Issuer. Mr. Alden’s principal occupation is that of investor.

None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

Item 4. Purpose of Transaction

The Reporting Persons hold the Shares reported herein for investment purposes.

In pursuing such investment purposes, the Reporting Persons may further, from time to time, purchase, hold, vote, trade, dispose or otherwise deal in the Issuer’s Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (i) changes in the market prices of the Issuer’s Common Stock; (ii) changes in the Issuer’s operations, business strategy or prospects; or (iii) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (i) modifying their ownership of the Issuer’s Common Stock; (ii) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (iii) proposing changes in the Issuer’s operations, governance or capitalization; (iv) pursuing a transaction that would result in the acquisition of a controlling interest in the Issuer; or (v) pursuing or supporting one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (i) formulate other plans and proposals; (ii) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (iii) acquire additional shares of the Issuer’s Common Stock or dispose of some or all of the shares of the Issuer’s Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

On June 6, 2016, representatives of an investment entity controlled by Mr. Alden informed Ptarmagin that Mr. Alden has determined to explore potential transactions in which he may cause one of his affiliates to make an offer to purchase some or all of the shares of the Issuer’s Common Stock or otherwise pursue a “going private” transaction involving the Issuer (a “Potential Transaction”). Such representatives informed Ptarmagin that Mr. Alden intended to cause the investment entity, or an affiliate, directly or indirectly, to make a proposal to the Issuer for a Potential Transaction. Such representatives proposed to Ptarmagin that it participate with Mr. Alden and/or his affiliates in a Potential Transaction. In connection with a Potential Transaction, directly or through their representatives or affiliates, each of Ptarmagin and Mr. Alden may engage in discussions with one another and/or their respective affiliates, representatives and advisors, potential financing sources for such a transaction, the Issuer, and/or other stockholders of the Issuer. Either or both of Ptarmagin and Mr. Alden may determine to participate directly or indirectly in a transaction involving the Issuer, including by, among other things, contributing their respective shares of the Issuer’s Common Stock in exchange for an equity interest in the successor to the Issuer following such a transaction.

No assurances can be given that Ptarmagin, Mr. Alden or any of their affiliates, or any other party, will acquire or enter into any agreement or commitment to acquire additional shares of the Issuer’s Common Stock or undertake a transaction involving the Company, or complete any such transaction.

On June 5, 2015, Ptarmagin adopted a prearranged stock trading plan in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. As of June 6, 2016, pursuant to Ptarmagin’s 10b5-1 plan and starting on September 10, 2015, an aggregate of 1,462,500 shares have been sold under the plan. The FTPIL Trust, of which Mr. Alden and his children are the beneficiaries, and the 9990 Trust, of which the beneficiaries include Richard P. Alden’s children, are the members of Ptarmagin. Rule 10b5-1 permits individuals to adopt predetermined written plans for trading specified amounts of company stock when they are not in possession of material non-public information. These plans enable gradual asset diversification while simultaneously minimizing the market effect of stock trades by spreading them out over an extended period of time.

The 10b5-1 plan involves only a portion of the shares owned by Ptarmagin. The plan adopted by Ptarmagin involves a market order to sell 37,500 shares of the Issuer’s Common Stock per week effective September 10, 2015 and expiring September 8, 2016, for a total of 1,987,500 shares.

On June 5, 2015, Mr. Alden adopted a prearranged stock trading plan in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. As of June 6, 2016, pursuant to Mr. Alden’s 10b5-1 plan and starting on September 8, 2015, an aggregate of 225,000 shares have been sold under the plan. Rule 10b5-1 permits individuals to adopt predetermined written plans for trading specified amounts of company stock when they are not in possession of material non-public information. These plans enable gradual asset diversification while simultaneously minimizing the market effect of stock trades by spreading them out over an extended period of time.

The 10b5-1 plan involves only a portion of the shares owned by Mr. Alden. The plan adopted by Mr. Alden involves a market order to sell 25,000 shares of the Issuer’s Common Stock on the second Tuesday of every month effective September 8, 2015 and expiring August 9, 2016, for a total of 300,000 shares. At the termination of the 10b5-1 plan all of Mr. Alden’s shares will be split 50% to the FTPIL Trust and 50% to the 9990 Trust.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer

The information set forth or incorporated in Item 2, Item 3 and Item 4 is incorporated herein by this reference.

(a) - (b)

	Michael R. Cahill		Ptarmagin		The FTPIL Trust		The 9990 Trust		Richard P. Alden
(a) Amount beneficially owned:	3,639,886	(1)	3,639,886	(1)	1,819,943	(1)	1,819,943	(1)	784,324	(2)
(b) Percent of class:	12.7	(3)	12.7	(3)	6.4	(3)	6.4	(3)	2.7	(3)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	3,639,886	(1)							784,324
(ii) Shared power to vote or to direct the vote:			3,639,886	(1)	1,819,943	(1)	1,819,943	(1)
(iii) Sole power to dispose or to direct the disposition of:	3,639,886	(1)							784,324
(iv) Shared power to dispose or to direct the disposition of:			3,639,886	(1)	1,819,943	(1)	1,819,943	(1)

(1)	Ptarmagin is the direct beneficial owner of 3,639,886 of the Shares reported herein, which represents 12.7% of the outstanding Shares. Michael R. Cahill serves as the manager of Ptarmagin and sole trustee of both the FTPIL Trust and the 9990 Trust, and holds sole voting and dispositive power over the Shares reported herein. Mr. Cahill may be deemed to indirectly beneficially own the Shares held by Ptarmagin but disclaims beneficial ownership of such Shares. Because the FTPIL Trust and the 9990 Trust are the members of Ptarmagin, the trusts may be deemed to share voting and dispositive power over the Shares held by Ptarmagin.
(2)	Richard P. Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. Richard P. Alden’s children are the beneficiaries of the 9990 Trust. Mr. Alden may be deemed to indirectly beneficially own the shares held by the FTPIL Trust and the 9990 Trust, but disclaims any beneficial ownership of such shares.
(3)	Based on 28,627,192 shares of common stock reported as outstanding as of April 30, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the SEC on May 9, 2016.

(c)

The following is a list of transactions in the Issuer’s Common Stock that were effected by Ptarmagin during the past 60 days in open market transactions. Other than as set forth in the two tables below, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the Issuer’s Common Stock.

Transaction Date	Type of Transaction (Purchase/Sale)	Shares	Price per Share
04/07/16	Sale	37,500	$3.43
04/14/16	Sale	37,500	$3.57
04/21/16	Sale	37,500	$3.53
04/28/16	Sale	37,500	$3.55
05/05/16	Sale	37,500	$3.33
05/12/16	Sale	37,500	$3.57
05/19/16	Sale	37,500	$3.48
05/26/16	Sale	37,500	$3.59
06/02/16	Sale	37,500	$3.88

The following is a list of transactions in the Issuer’s Common Stock that were effected by Mr. Alden during the past 60 days in open market transactions.

Transaction Date	Type of Transaction (Purchase/Sale)	Shares	Price per Share
04/12/16	Sale	25,000	$3.55
05/10/16	Sale	25,000	$3.72
05/18/16	Acquisition	22,727	$3.52

(d) Other than the Reporting Persons and the beneficiaries of the Alden Trust, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Item 4 is incorporated herein by this reference.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement, dated as of June 7, 2016, by and among Michael R. Cahill, Ptarmagin, LLC, The FTPIL Trust, The 9990 Trust and Richard P. Alden.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2016

/s/ Michael R. Cahill
Michael R. Cahill

PTARMAGIN, LLC

By:	/s/ Michael R. Cahill
Michael R. Cahill
Manager

THE FTPIL TRUST

By:	/s/ Michael R. Cahill
Michael R. Cahill
Authorized Trustee

THE 9990 TRUST

By:	/s/ Michael R. Cahill
Michael R. Cahill
Authorized Trustee

/s/ Richard P. Alden
Richard P. Alden